SECURITIES AND EXHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES ECHANGE ACT OF 1934
                           (Amendment No. __________)*



                            Nexar Technologies, Inc.
            ---------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   65332P 10 6
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                                 (CUSIP Number)





                                 CIK: 0000881695






        Check the following box is a fee is being paid with this statement [ ]. (A fee is not required only of the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 4 Pages

CUSIP No.  65332P 10 6                 13G                    Page 2 of 4 Pages



         1.    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVER PERSON

                  Palomar Medical Technologies, Inc. Fed ID No. 04-3128178
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         2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [    ]
                                                                     (b)  [    ]
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         3.     SEC USE ONLY

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         4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A-Delaware
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    NUMBER OF      5. SOLE VOTING POWER
       SHARES         3,746,343 shares (includes 406,080 shares which Palomar
 BENEFICIALLY         has the right to acquire pursuant to currently exercisable
     OWNED BY         preferred stock)
         EACH       ------------------------------------------------------------
    REPORTING      6. SHARED VOTING POWER
       PERSON
         WITH       ------------------------------------------------------------
                   7. SOLE DISPOSITIVE POWER
                      3,746,343 shares (includes 406,080 shares which Palomar
                      has the right to acquire pursuant to currently exercisable preferred stock)
                    ------------------------------------------------------------
                   8. SHARED DISPOSITIVE POWER

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         9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,746,343 shares (includes 406,080 shares which Palomar has the right to acquire pursuant to currently exercisable preferred stock)
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         10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*

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         11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    37.30%
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         12.   TYPE OF REPORTING PERSON*

                 CO
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                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                                Page 2 of 4 Pages

Item 1.  (a)      Name of Issuer:   Nexar Technologies, Inc.


         (b)       Address of Issuer's Principal Executive Offices:
                    257 Turnpike Road, Southborough, MA 01772

Item 2.  (a)      Name of Person Filing:  Palomar Medical Technologies, Inc.

         (b)       Address of Principal Business Office:  45 Hartwell Avenue
                                                          Lexington, MA  02173
         (c)      Citizenship:  U.S.A

         (d)      Title of Class of Securities:  Common Stock
                                                 $.01 par value per share
         (e)      CUSIP Number:  65332P 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is a:

        (a)     [ ] Broker or Dealer registered under Section 15 of the Act

        (b)     [ ] Bank as defined in section 3(a)(6) of the Act

        (c)     [ ] Insurance Company as defined in section 3(a)(19) of the Act

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act

        (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d(b)(1)(ii)(F)

        (g)     [  ]  Parent  Holding   Company,   in  accordance  with  Section
                240.13d-1(b)(1)(ii)(G)

        (h)     [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

         (a)   Amount Beneficially Owned:   3,746,343 shares (includes 406,080
               shares which Palomar has the right to acquire pursuant to currently exercisable preferred stock.
         (b)   Percent of Class:    37.30%
         (c)   Number of Shares as to which person has:
         (i)   Sole power to vote or to direct the vote:    3,746,343
         (ii)  Shared power to vote or to direct the vote:      0
         (iii) Sole power to dispose or to direct the disposition of:  3,746,343
         (iv)  Shared power to dispose or to direct the disposition of:     0

Item 5.  Ownership of Five Percent on Behalf of Another Person.

         N/A
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
         N/A
Item 8.  Identification and Classification of Members of the Group.

         N/A
                                Page 3 of 4 Pages

Item 9.  Notice of Dissolution of Group.
         N/A
Item 10. Certification.
         N/A
         By signing below I/We certify that, to the best of my knowledge and belief, the securities referred to above where acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Date: February 13, 1998



                                       By: /s/ Louis P. Valente
                                           -------------------------------------
                                           Chief Executive Officer and President




                                Page 4 of 4 Pages